BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358 of January 3, 2002, announces to its shareholders and the  market in general that it received, on May 31, 2019, notice from GIC Private Limited (“GIC”), on behalf of some of its clients and as their investment fund manager, informing that it has acquired common shares issued by BRF S.A. and that, on May 29, 2019, their interests in the Company reached, on an aggregated basis, common shares and American Depositary Receipts, representative of common shares, totaling 40,776,747 common shares, representing approximately 5.019% of the total common shares issued by the Company.

GIC further declared that (i) the objective of the above mentioned interest is strictly for investment purposes and there is no intention to change the Company’s control nor its management structure; and (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by GIC.

The Company stress that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original version of the correspondence received from GIC is filed at the Company’s headquarter.

São Paulo, May 31, 2019.

Lorival Nogueira Luz Jr.

Chief Operations Officer,

Chief Financial and Investor Relations Officer (interim)